Filed Pursuant to Rule 433

Registration No. 333-165926

FREE WRITING PROSPECTUS

April 7, 2010

Valmont Industries, Inc.

Pricing Term Sheet

$300,000,000 6.625% Notes due 2020

Issuer:	Valmont Industries, Inc.
Guarantees:

The Notes will be fully and unconditionally guaranteed by the guarantors, which consist of the same subsidiaries that guarantee the Issuer’s revolving credit facility. The Notes will cease to be guaranteed by a subsidiary if such subsidiary is released from its guarantees of the Issuer’s other indebtedness and such other guarantees have been released other than through discharges as a result of payment by such subsidiary on such guarantees.

Security Type:	Senior Unsecured Notes
Ratings:*	Ba1/BBB- (positive / negative watch)
Pricing Date:	April 7, 2010
Settlement Date:	April 12, 2010 (T + 3)
Principal Amount:	US $300,000,000
Maturity:	April 20, 2020
Benchmark:	3.625% notes due February 15, 2020
Benchmark Yield:	3.890%
Re-Offer Spread to Benchmark:	T+273.5 bps
Coupon:	6.625%
Price to Public:	99.998%
Yield to Maturity:	6.625%
Interest Payment Dates:	April 20 and October 20, commencing October 20, 2010
Optional Redemption:	At any time at Adjusted Treasury Rate + 45 bps
CUSIP/ISIN:	920253AD3 / US920253AD32
Use of Proceeds	We intend to use the increased proceeds from the sale of the notes to finance the Acquisition, and will correspondingly decrease the use our existing borrowing arrangements to finance the Acquisition
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Banc of America Securities LLC
Co-Managers:	U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC J.P. Morgan Securities Inc.

* Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 or Banc of America Securities LLC Inc. toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Valmont Industries, Inc. on April 7, 2010 relating to its prospectus dated April 7, 2010.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

April 7, 2010